                                  SCHEDULE 13G

                                 (RULE 13d-102)

 Information to be Included in Statements Filed Pursuant to Rule 13d-1(b), (c) and (d) and Amendments Thereto Filed Pursuant to Rule 13d-2.



                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC 20549

                                 SCHEDULE 13G/A

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*

                              HMI INDUSTRIES INC.
--------------------------------------------------------------------------------
                              (Name of Issuer)

                      Common Stock, $1 Par Value Per Share
--------------------------------------------------------------------------------
                       (Title of Class of Securities)

                                    40423810
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                                 (CUSIP Number)


--------------------------------------------------------------------------------

            (Date of Event Which Requires Filing of this Statement)

         Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

                  [ ]    Rule 13d-1(b)

                  [X]    Rule 13d-1(c)

                  [ ]    Rule 13d-1(d)

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP NO. 40423810                    13G                     PAGE 2 OF 7 PAGES
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  1     Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons
        (Entities Only)

        Gary W. Moore
--------------------------------------------------------------------------------
  2     Check the Appropriate Box if a Member of a Group     (a) [ ]
        (See Instructions)                                   (b) [ ]

        Not Applicable.
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  3     SEC Use Only


--------------------------------------------------------------------------------
  4     Citizenship or Place of Organization

        United States
--------------------------------------------------------------------------------
    Number of
                           5       Sole Voting Power

     Shares                 -0-
                           -----------------------------------------------------
   Beneficially            6       Shared Voting Power

                            -0-
     Owned by              -----------------------------------------------------
                           7       Sole Dispositive Power

       Each                 -0-
                           -----------------------------------------------------
     Reporting             8       Shared Dispositive Power


    Person With             -0-
--------------------------------------------------------------------------------
  9     Aggregate Amount Beneficially Owned by Each Reporting Person

        0
--------------------------------------------------------------------------------
 10 Check if the Aggregate Amount in Row (9) Excludes Certain Shares [X] (See Instructions)


--------------------------------------------------------------------------------
 11     Percent of Class Represented by Amount in Row (9)

        0.0%
--------------------------------------------------------------------------------
 12     Type of Reporting Person (See Instructions)

        IN
--------------------------------------------------------------------------------

CUSIP NO. 40423810                    13G                     PAGE 3 OF 7 PAGES
--------------------------------------------------------------------------------
  1 Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only)

        Moore Industries, Inc.
--------------------------------------------------------------------------------
  2     Check the Appropriate Box if a Member of a Group     (a) [ ]
        (See Instructions)                                   (b) [ ]

        Not Applicable.
--------------------------------------------------------------------------------
  3     SEC Use Only


--------------------------------------------------------------------------------
  4     Citizenship or Place of Organization

        United States
--------------------------------------------------------------------------------
    Number of
                           5       Sole Voting Power

     Shares                 400
                           -----------------------------------------------------
   Beneficially            6       Shared Voting Power


     Owned by              -----------------------------------------------------
                           7       Sole Dispositive Power

       Each                 400
                           -----------------------------------------------------
     Reporting             8       Shared Dispositive Power


    Person With
--------------------------------------------------------------------------------
  9     Aggregate Amount Beneficially Owned by Each Reporting Person

        0
--------------------------------------------------------------------------------
 10 Check if the Aggregate Amount in Row (9) Excludes Certain Shares [X] (See Instructions)

--------------------------------------------------------------------------------
 11     Percent of Class Represented by Amount in Row (9)

        0.0%
--------------------------------------------------------------------------------
 12     Type of Reporting Person (See Instructions)

        CO
--------------------------------------------------------------------------------

                         SCHEDULE 13G/A-AMENDMENT NO. 2

                              HMI Industries Inc.

Item 1.

         (a)      Name of issuer:
                  ---------------

                  HMI Industries Inc.

         (b)      Address of issuer's principal executive offices:
                  -----------------------------------------------

                  6000 Lombardo Center
                  Suite 500
                  Seven Hills, Ohio  44131

Item 2.

         (a)      Name of persons filing:

                  The persons filing this statement are Gary W. Moore and Moore Industries, Inc., an Illinois corporation. Gary W. Moore is a shareholder, officer and director of Moore Industries, Inc.

         (b)      Address of principal business office or, if none, residence:
                  ------------------------------------------------------------

                  185 E. North Street
                  Bradley, Illinois  60915

                  (principal business office address of Gary W. Moore and Moore Industries, Inc.)

         (c)      Citizenship:
                  ------------

                  Gary W. Moore is a United States citizen.
                  Moore Industries, Inc. is an Illinois corporation.

         (d)      Title of class of securities:
                  -----------------------------

                  Common Stock, $1 par value per share

         (e)      CUSIP No.:  40423810
                  ----------


Item 3.

                  If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

         (a)      [ ]      Broker or dealer registered under section 15 of the
                           Act.
         (b)      [ ]      Bank as defined in section 3(a)(6) of the Act.

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         (c)      [ ]      Insurance company as defined in section 3(a)(19) of
                           the Act.

         (d)      [ ]      Investment company registered under section 8 of the
                           Investment Company Act.

         (e)      [ ]      Investment adviser registered under section 203 of
                           the Investment Advisers Act of 1940.

         (f)      [ ]      Employee benefit plan, pension fund which is subject
                           to the provisions of the Employee Retirement Income
                           Security Act of 1974 or endowment fund;
                           see ss.240.13d-1(b)(1)(ii)(F).

         (g)      [ ]      Parent holding company or control person, in
                           accordance with 240.13d-1(b)(ii)(G) NOTE:
                           See item 7.

         (h)      [ ]      A savings association as defined in Section 3(b) of
                           the Federal Deposit Insurance Act;

         (i)      [ ]      A church plan that is excluded from the definition of
                           an investment company under section 3(c)(14) of the Investment Company Act.

         (j)      [ ]      Group, in accordance with 240.13d-1(b)(1)(ii)(J).

                  Not Applicable.

Item 4.  Ownership (at January 4, 2002)

                  The information in items 1 and 5 through 11 on the cover pages (pages 2-3) on Schedule 13G is hereby incorporated by reference.

Item 5.  Ownership of 5 Percent or Less of a Class.

                  If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

         Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

         Not applicable.

Item 8.  Identification and Classification of Members of the Group.

         Not applicable.

Item 9.  Notice of Dissolution of Group.

         Not applicable.

Item 10. Certification.

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                   SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


         Dated as of January 14, 2002





                                         /s/ Gary W. Moore
                                        -----------------------------------
                                         Gary W. Moore




                                        Moore Industries, Inc.



                                        By:       /s/ Gary W. Moore
                                                 --------------------------
                                                 Gary W. Moore
                                                 Its:     President